Exhibit 99.1

ZIM Announces Additional Investment in Sodyo, a Developer of
Groundbreaking Scanning Technology

HAIFA, TEL AVIV, Israel, August 1, 2022 -- ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) announced today the closing of an approximately $5 million Series B financing round in Sodyo Ltd., a developer of next generation scanning technology.

Sodyo’s next generation scanning technology creates highly functional offline to online (O2O) solutions that allows businesses to access information and understand their workflows, and enable online interaction with customers. Using customizable colorful markers, Sodyo’s Visual Code takes scan technology beyond the QR code to operate on any media (outdoor or indoor, print or digital, mobile or stationary), from much greater distances than with any other technology, scanning multiple markers at one time and under a wide variety of environmental conditions.

Proceeds of this investment are intended to further develop Sodyo’s technology and expand its implementation, including ZIMARK’s, a Sodyo-ZIM joint venture, dedicated to applying Sodyo’s scanning technology to the logistics sector and supply chain processes.

Eli Glickman, President and CEO of ZIM, remarked, “Sodyo continues to make important progress in developing its revolutionary scanning technology. Under the leadership teams at Sodyo and ZIMARK, the two companies have executed a number of successful POCs that demonstrate the potential this technology has to become the new global standard for scanning technology – with business uses and applications in various industries. We are excited to continue supporting Sodyo and ZIMARK and believe they hold potentially significant value for ZIM. Furthermore, we will continue to leverage our position within the startup ecosystem in Israel to identify other attractive innovative technologies and companies, complementary to ZIM’s core business, that can serve as growth engines for ZIM.”

Alon Raz, Sodyo’s CEO noted: “We are proud to have ZIM as a strategic partner and once again win their vote of confidence. ZIM’s global network and business expertise in verticals Sodyo is currently focused on, has already had a tremendous impact, and with this additional investment, we will be able to step up our efforts in making Sodyo’s groundbreaking scanning technology a worldwide standard.”

Try ZIMARK yourself. Download the ZIMARK application from
 App store or Google Play.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in 100+ countries serving more than 25,000 customers in over 300 global ports. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

About Sodyo
Sodyo's mission is to create highly functional offline to online environments. Through Sodyo, people and businesses can interact and move seamlessly between their physical and digital worlds. This is accomplished using a new state of the art scanning technology. Essentially, consumers can scan a code and get instant access to content, regardless of where they are or what device they are using. "If you can see it, you can scan it"! Sodyo is primarily focused on providing interactivity solutions to customers in the fields of media, sports, and digital out of home, supplying a wealth of engagement and monetization opportunities.

ZIM Forward-Looking Statements
This press release contains or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about ZIM (“ZIM”, or the “Company”) may include projections of the Company’s new service capabilities and advantages, future financial results thereof, as well as its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: market changes in freight, bunker, charter and other rates or prices, new legislation or regulation affecting the Company’s operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its 2021 Annual Report.

Although the Company believes that the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

ZIM Contacts
Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Sodyo Contacts
Cathy Yagur
Sodyo Ltd.
+972-52-865-9535
Cathy@sodyo.com